Exhibit 99.1

Scotiabank reports first quarter earnings and increases dividend

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2015 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our First Quarter 2015 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

First Quarter Highlights (versus Q1, 2014)

●	Net income of $1,726 million, up 1% from $1,709 million

●	Earnings per share (diluted) of $1.35 compared to $1.32, up 2%

●	ROE of 14.2%, compared to 15.4%

●	Operating leverage of 1.0%

●	Common Equity Tier 1 capital ratio of 10.3%

●	Quarterly dividend of 68 cents per common share, up 2 cents

Toronto, March 3, 2015 – Scotiabank today reported first quarter net income of $1,726 million compared with net income of $1,709 million in the same period last year and $1,438 million last quarter. Diluted earnings per share were $1.35 compared to $1.32 in the same period a year ago and $1.10 last quarter. Return on equity was 14.2% compared to 15.4% last year and 11.9% last quarter. Net income grew by 1% and diluted earnings per share grew by 2%.

“All three business lines contributed to a solid start to the year,” said Brian Porter, Scotiabank President and CEO. “Despite some challenging market conditions, we will continue to grow by focusing on our customers and deepening our relationships with them.

 “Canadian Banking had a good quarter, with net income of $815 million. There was a 4 basis point improvement in the net interest margin and solid asset and deposit growth. Wealth management earnings were strong.

“International Banking had earnings of $417 million. Growth in both assets and deposits was strong across all key markets, particularly in Latin America.

“Global Banking & Markets had first quarter earnings of $404 million, growth of 4%. Strong revenue growth in the equities and foreign exchange businesses, along with lower expenses, were partially offset by softer performance in investment banking. Credit quality remains high.

“Our capital position continues to be strong with a Common Equity Tier 1 ratio of 10.3%. The Bank’s high quality capital levels and earnings allowed the Bank to increase its quarterly dividend by 2 cents to 68 cents per share.

“Around the world, various industries are managing through volatility. Part of our role as a bank is to act as a shock absorber for our customers as they experience the ebb and flow of these cycles by looking at the big picture and taking the long-term view.

“We continue to build our business and deepen our relationships with our customers. Our asset and deposit volumes are growing and we will continue to make acquisitions in key areas and invest in new technologies to help us better serve our customers.”

Financial Highlights
	As at and for the three months ended
(Unaudited)	January 31 2015	October 31 2014	January 31 2014
Operating results ($ millions)
Net interest income	3,169	3,099	3,005
Net interest income (TEB(1))	3,174	3,105	3,008
Non-interest income	2,694	2,648	2,640
Non-interest income (TEB(1))	2,781	2,743	2,717
Total revenue	5,863	5,747	5,645
Total revenue (TEB(1))	5,955	5,848	5,725
Provision for credit losses	463	574	356
Non-interest expenses	3,197	3,361	3,105
Provision for income taxes	477	374	475
Provision for income taxes (TEB(1))	569	475	555
Net income	1,726	1,438	1,709
Net income attributable to common shareholders	1,649	1,343	1,607
Operating performance
Basic earnings per share ($)	1.36	1.10	1.33
Diluted earnings per share ($)	1.35	1.10	1.32
Adjusted diluted earnings per share(1) ($)	1.36	1.11	1.34
Return on equity(1) (%)	14.2	11.9	15.4
Productivity ratio (%) (TEB(1))	53.7	57.5	54.2
Core banking margin (%) (TEB(1))	2.41	2.39	2.35
Financial position information ($ millions)
Cash and deposits with financial institutions	65,894	56,730	55,321
Trading assets	109,619	113,248	112,975
Loans	439,916	424,309	414,821
Total assets	851,873	805,666	782,835
Deposits(2)	584,598	554,017	539,417
Common equity	46,893	44,965	42,357
Preferred shares	2,934	2,934	3,834
Assets under administration(1)	440,785	427,547	393,059
Assets under management(1)	173,779	164,820	153,289
Capital measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.8	9.4
Tier 1 capital ratio (%)	11.5	12.2	11.2
Total capital ratio (%)	13.2	13.9	13.5
Leverage ratio(3)	4.1	N/A	N/A
CET1 risk-weighted assets ($ millions)(4)	335,200	312,473	302,070
Credit quality
Net impaired loans ($ millions)(5)	2,266	2,002	1,833
Allowance for credit losses ($ millions)	3,788	3,641	3,361
Net impaired loans as a % of loans and acceptances(5)	0.50	0.46	0.43
Provision for credit losses as a % of average loans and acceptances (annualized)	0.42	0.53	0.34
Common share information
Share price ($) (TSX)
High	71.18	74.39	66.75
Low	60.75	64.05	60.56
Close	61.06	69.02	61.10
Shares outstanding (millions)
Average – Basic	1,215	1,217	1,209
Average – Diluted	1,220	1,223	1,217
End of period	1,210	1,217	1,215
Dividends per share ($)	0.66	0.66	0.62
Dividend yield (%)(6)	4.0	3.8	3.9
Market capitalization ($ millions) (TSX)	73,887	83,969	74,226
Book value per common share ($)	38.75	36.96	34.87
Market value to book value multiple	1.6	1.9	1.8
Price to earnings multiple (trailing 4 quarters)	10.7	12.1	11.7
Other information
Employees	87,090	86,932	86,420
Branches and offices	3,266	3,288	3,322
(1)	Refer below for a discussion of non-GAAP measures.
(2)	Amounts for January 31, 2014 have been restated to conform with current period presentation.
(3)	Effective November 1, 2014, the Bank is subject to OSFI’s Leverage Requirements Guideline, (refer to Note 13 of the Consolidated Financial Statements).
(4)
As at January 31, 2015, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively (October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).

(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share prices for the period.

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2014 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2014 Annual Report, as updated by quarterly reports); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2014 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 65 of the Bank’s 2014 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2014 Annual Report under the headings “Overview – Outlook”, as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Q1 2015 Notable Business Highlights

Serving Customers

•	Canadian Banking launched the new Scotiabank U.S. Dollar VISA Card. This product provides customers with the convenience and flexibility of paying in U.S. dollars.

•
Scotiabank launched the Scotia Aria™ Retirement Program, an innovative solution designed to help customers achieve their retirement goals through Scotia Aria Portfolios, which are designed to match their unique needs and stage in life.

•
Scotiabank launched a co-branded credit card with PriceSmart in Colombia, the largest membership warehouse club in Central America and the Caribbean. This partnership will further solidify our number one position in credit cards in the country.

•
Scotiabank acted as a financial advisor to LINN Energy, LLC on the US$1.95 billion divestiture of its Granite Wash and Cleveland play oil and gas assets, to privately held institutional affiliates of EnerVest, Ltd. and FourPoint Energy, LLC.

•	Bank of Beijing Scotiabank Asset Management Co.’s third public fund, the Multi-Class Bond Fund, launched successfully in December 2014 with a $107 million IPO.

•
Scotiabank launched a best-in-class financial planning platform, Mapping Tomorrow™, to support customers with a comprehensive and personalized financial plan, with tailored recommendations, to help them meet their financial goals. Since its launch, thousands of customers in Canada have participated in a Mapping Tomorrow financial planning conversation.

•
Scotiabank Uruguay expanded its partnership with Tienda Inglesa Supermarket, one of Uruguay’s main supermarket chains. Through the partnership, customers can accumulate points by using their Scotiabank debit and credit cards, obtain special discounts, and can redeem points for products or gift certificates.

•	Scotiabank launched the Savings Accelerator Account, an ideal fit for customers seeking a high-interest, liquid investment.

Recognized for success

•	Scotiabank was recognized with the Award of Excellence in Corporate Reporting in the financial services category by the Chartered Professional Accountants of Canada.

•
In February, Rewards Cards Canada, an online source for finding and using the best rewards credit cards in Canada, ranked Scotiabank’s suite of rewards credit cards as number one amongst the Canadian banks.

•	Bloomberg ranked Scotiabank as #1 Underwriter for Canadian Equity Financings for 2014.

•	For the eleventh year in a row, Scotiabank was named Best Foreign Exchange Provider in Canada and Best Foreign Exchange Provider in Jamaica for the seventh year in a row, by Global Finance magazine.

•	Scotiabank was recognized as Bank of the Year by The Banker Magazine in Antigua, Bahamas, Barbados, Belize, Grenada, Guyana, Jamaica and Trinidad and Tobago.

Scotiabank in the community

•
Scotiabank became the Official Bank of Confederation of North, Central America and Caribbean Association Football (CONCACAF) and the league’s first official partner. As part of this multi-year agreement, Scotiabank will also become the title sponsor of the Champions League and the Caribbean Nations Cup and a sponsor of the Gold Cup.

•
Scotiabankers helped pack survival kits for those living on the streets in the Greater Toronto Area, at an annual event organized by Project Winter Survival. The kits were shared immediately with more than 150 shelters and outreach programs who will distribute them to their clients throughout the winter months.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue (on a taxable equivalent basis).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1, Total Capital and Leverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes is presented below:

	For the three months ended
TEB Gross up ($ millions)	January 31 2015	October 31 2014	January 31 2014
Net interest income	$5	$6	$3
Non-interest income	87	95	77
Total revenue and provision for taxes	$92	$101	$80

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Group Financial Performance and Financial Condition

Financial results

The Bank’s net income for the first quarter was $1,726 million compared to $1,709 million in the same period last year and $1,438 million last quarter, or $1,703 million after adjusting for Q4 2014 notable items (refer to the Q4 Notable Items table below). Diluted earnings per share were $1.35, compared to $1.32 in the same period a year ago and $1.10 last quarter, or $1.32 after adjusting for Q4 2014 notable items. Return on equity was at 14.2%, compared to 15.4% last year and 11.9% last quarter, or 14.4% after adjusting for Q4 2014 notable items.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items.

($ millions)	For the three months ended
	January 31, 2015 vs. January 31, 2014	January 31, 2015 vs. October 31, 2014
U.S./Canadian dollar exchange rate (average)
January 31, 2015	$0.859	$0.859
October 31, 2014		$0.905
January 31, 2014	$0.936
% change	(8.3)%	(5.1)%
Impact on income:(1)
Net interest income	$39	$20
Non-interest income(2)	45	16
Non-interest expenses	(22)	(10)
Other items (net of tax)	(12)	(2)
Net income	$50	$24
Earnings per share (diluted)	$0.04	$0.02

Impact by business line:
Canadian Banking	$3	$1
International Banking(2)	6	(23)
Global Banking & Markets	35	18
Other(1)(2)	$6	$28
(1)       Includes the impact of all currencies.
(2)       Includes the impact of foreign currency hedges.

Financial results commentary

Net income

Q1 2015 vs Q1 2014

The Bank’s net income was $1,726 million in the first quarter, an increase of $17 million or 1% from the same period a year ago. Higher net interest income, driven by asset growth and higher interest margin, growth in wealth management revenues, and the positive impact of foreign currency translation was partly offset by increased provision for credit losses, higher non-interest expenses and lower contribution from investments in associates.

Q1 2015 vs Q4 2014

Net income was up $288 million or 20% from the prior quarter. Adjusting for the notable items recorded last quarter, net income increased $23 million. This increase was due primarily to higher net interest income driven by asset growth, stronger trading revenues, lower provision for credit losses, and the positive impact of foreign currency translation, partly offset by a higher effective income tax rate.

Net interest income

Q1 2015 vs Q1 2014

This quarter’s net interest income (on a taxable equivalent basis) of $3,174 million was $166 million or 6% higher than the same quarter last year. The increase was attributable to asset growth primarily in business lending and personal loans, and the positive impact of foreign currency translation. As well, the core banking margin was 2.41%, up from 2.35% last year, from higher margins across all businesses.

Q1 2015 vs Q4 2014

Net interest income (on a taxable equivalent basis) was up $69 million or 2% from the previous quarter. About half the increase was due to asset growth across all businesses, including the positive benefit of foreign currency translation. The balance of the increase was due to a slightly higher margin.

Non-interest income

Q1 2015 vs Q1 2014

Non-interest income (on a taxable equivalent basis) was $2,781 million, up $64 million or 2% from the same period last year. The growth was mainly in wealth management revenues, net gains on investment securities, insurance underwriting income, along with the positive impact of foreign currency translation. These increases were partly offset by lower contribution from investments in associates due to the disposition of the Bank’s investment in CI Financial Corp. (“CI”) in the third quarter of last year and losses on financial instrument hedges, including foreign exchange hedges.

Q1 2015 vs Q4 2014

Compared to the previous quarter, non-interest income (on a taxable equivalent basis) was up $38 million or 1%. Adjusting for the notable items last quarter, non-interest income decreased $39 million or 1%. The underlying decrease was mostly due to decreases in underwriting and advisory revenues, net gains on investment securities, and losses on financial instrument hedges, including foreign currency hedges. This was partly offset by higher trading revenues, foreign exchange revenues, impact of the full quarter contribution of the Bank’s investment in Canadian Tire’s Financial Services business, as well as the positive impact of foreign currency translation.

Provision for credit losses

Q1 2015 vs Q1 2014

The provision for credit losses was $463 million this quarter, up $107 million from the same period last year. The year-over-year increase was due to higher provisions in Canadian Banking mostly from growth in relatively higher spread products. International Banking provisions were up mostly from the unwind of the credit mark on the acquired portfolio of Banco Colpatria, with underlying provisions for credit losses increasing in line with asset growth.

Q1 2015 vs Q4 2014

The provision for credit losses was down $111 million from the prior quarter. Adjusting for the notable item of $62 million in the fourth quarter (refer to the Q4 Notable Items table below), the provision for credit losses decreased $49 million due primarily to lower losses in the Caribbean commercial portfolio.

Non-interest expenses

Q1 2015 vs Q1 2014

Non-interest expenses were $3,197 million this quarter, up from $3,105 million or 3% from the same quarter last year. Expense growth was well-contained with most of the increase from technology costs and software amortization increases. As well, volume-related expenses increased primarily from wealth management businesses and loyalty program costs.

The productivity ratio was 53.7% this quarter, compared to 54.2% for the same quarter last year, reflecting a positive operating leverage of 1.0%.

Q1 2015 vs Q4 2014

Compared to the fourth quarter, non-interest expenses decreased $164 million or 5%. Adjusting for the Q4 2014 notable items (refer to the Q4 Notable Items table below), expenses grew by 1%. The increase was due primarily to the seasonal impact of share-based compensation and payroll taxes. These increases were partly offset by lower expenses in almost all of the other expense categories.

The productivity ratio was 53.7%, compared to 57.5% in the previous quarter or 53.3% after adjusting for Q4 2014 notable items (refer to the Q4 Notable Items table below).

Taxes

The effective tax rate for this quarter was 21.7%, the same as in the first quarter last year and up from 20.6% in the prior quarter. The increase quarter-over-quarter was mainly due to lower tax-exempt income and higher income in higher tax jurisdictions in the current quarter.

Financial position

The Bank’s total assets at January 31, 2015 were $852 billion, up $46 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total assets were up $8 billion or 1%.

Cash and deposits with financial institutions increased $9 billion or $3 billion after adjusting for the impact of foreign currency translation, due mainly to higher interest bearing deposits with banks in Canada and Latin America. Precious metals increased $2 billion or $1 billion after adjusting for the impact of foreign currency translation, due to higher prices and inventory. Securities purchased under resale agreements and securities borrowed decreased $7 billion or $12 billion after adjusting for the impact of foreign currency translation.

Trading assets decreased $4 billion from October 31, 2014. Adjusting for the impact of foreign currency translation, trading assets decreased $9 billion due primarily to a decrease in trading securities of $12 billion from lower holdings of Canadian and U.S. government debt.

Investment securities grew by $2 billion. As at January 31, 2015, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $747 million, a decrease of $100 million from October 31, 2014. The decrease was due mainly to realized gains on sales and an overall decrease in the market value of equities.

Loans increased $16 billion or 4% from October 31, 2014. Adjusting for the impact of foreign currency translation, loans increased $3 billion or 1%. Residential mortgages increased $1 billion, mainly in Latin America as underlying growth in Canadian residential mortgages was largely offset by the planned run-off of a component of Tangerine’s mortgage portfolio. Personal and credit card loans rose $1 billion, due mainly to growth in Canada. Business and government loans were up $2 billion mainly in Canada and the U.S.

Total liabilities were $801 billion as at January 31, 2015, up $44 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total liabilities increased $6 billion or 1%.

Total deposits increased $31 billion or $2 billion after adjusting for the impact of foreign currency translation. Personal deposits grew by $3 billion due primarily to growth in Canada and Latin America.

Obligations related to securities sold under repurchase agreements and securities lent decreased by $10 billion, or $16 billion after adjusting for the impact of foreign currency translation, due in part to the decrease in securities purchased under resale agreements and securities borrowed. Obligations related to securities sold short decreased by $4 billion or $5 billion after adjusting for the impact of foreign currency translation. Derivative instrument liabilities increased $21 billion, $17 billion after adjusting for the impact of foreign currency translation, due primarily to the impact of significant changes in interest rate and foreign currency translation on derivative instrument values. There was a similar increase in derivative instrument assets.

Total shareholders’ equity increased $1,970 million from October 31, 2014. This increase was driven by current quarter earnings less dividends paid of $894 million that was partly offset by the repurchase and cancellation of 7 million common shares or $445 million under the Normal Course Issuer Bid program. Accumulated other comprehensive income increased $1,487 million due primarily to unrealized foreign exchange translation gains on the Bank’s investments in its foreign operations.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	January 31 2015	October 31 2014
($ millions)	All-in	All-in
Common Equity Tier 1 capital	$34,389	$33,742
Tier 1 capital	38,717	38,073
Total regulatory capital	44,354	43,592
CET1 risk-weighted assets(1)	335,200	312,473
Tier 1 risk-weighted assets(1)	336,092	313,263
Total risk-weighted assets(1)	336,857	314,449
Capital ratios:
Common Equity Tier 1 capital	10.3%	10.8%
Tier 1 capital ratio %	11.5%	12.2%
Total capital ratio %	13.2%	13.9%
Leverage:
Leverage exposures(2)	953,626	N/A
Leverage ratio(2)	4.1%	N/A
Assets-to-capital multiple(2)	N/A	17.1	x
(1)       As at January 31, 2015, CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1 capital ratio, Tier1 capital ratio and Total capital ratio respectively (October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).
(2)       Effective November 1, 2014, the leverage ratio replaced the assets-to-capital multiple.

The Bank’s Common Equity Tier 1 ratio declined by approximately 50 basis points this quarter primarily due to:

•	Increase in liabilities relating to employee benefits due to decline in interest rates (30 basis points); and

•	Impact of the shares repurchased under the Normal Course Issuer Bid program (15 basis points)

The Bank continues to maintain a strong capital position. As at January 31, 2015, the CET1, Tier 1, Total Capital and Leverage ratios are well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $34.4 billion as at January 31, 2015 (October 31, 2014 – $33.7 billion), an increase of approximately $0.7 billion during the quarter, mainly due to:

•	internal capital generation of $0.8 billion; and,

•
increases in accumulated other comprehensive income of $1.5 billion primarily from foreign currency translation gains of $2.3 billion, partly offset by increases of $0.6 billion to liabilities relating to employee benefits.

Partly offset by:

•	increased threshold-related capital deductions of $1.0 billion; and,

•	share buybacks under the Bank’s Normal Course Issuer Bid of $0.4 billion; and,

•	increased goodwill of $0.2 billion due to foreign exchange translation.

The Bank’s Tier 1 and Total Capital ratios were also impacted by the above changes.

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its Normal Course Issuer Bid (the ‘bid’) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares.

During the quarter ended January 31, 2015, the Bank repurchased and cancelled approximately 7 million common shares under this bid at an average price of $63.29 per share for a total amount of approximately $445 million. Under the bid the Bank has repurchased and cancelled 11.5 million common shares at an average price of $66.31.

Common dividend

The Board of Directors, at its meeting on March 2, 2015, approved a dividend of 68 cents per share, an increase of 2 cents per share. This quarterly dividend applies to shareholders of record as of April 7, 2015 and is payable April 28, 2015.

Q4 2014 Notable Items

In the fourth quarter of last year, the Bank recorded a charge for certain notable items of $342 million pre-tax and $265 million after-tax. The table below provides a summary of these notable items which will be referenced in the following commentary. For further discussion on these notable items, please refer to the Bank’s 2014 Annual Report, page 20. The Bank does not have any notable items this quarter.

	For the three months ended
($ millions, except EPS)	October 31, 2014
Income/(Expense)	Pre-tax	After-tax	EPS impact
Restructuring charges	$(148)	$(110)
Provision for credit losses
Unsecured bankrupt retail accounts in Canada	(62)	(46)
Valuation adjustments
Funding valuation adjustment	(30)	(22)
Revaluation of monetary assets in Venezuela	(47)	(47)
Legal provisions	(55)	(40)
Total	$(342)	$(265)	$(0.22)

By Consolidated Statement of Income line
Trading revenues	$(30)	$(22)
Other non-interest income	(47)	(47)
Non-interest income	(77)	(69)
Provision for credit losses	(62)	(46)
Non-interest expenses	(203)	(150)
Total	$(342)	$(265)	$(0.22)

	For the three months ended October 31, 2014
($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other	Total
Revenues	$–	$(47)	$(30)	$–	$(77)
Provision for credit losses	62	–	–	–	62
Non-interest expenses	47	34	36	86	203
Net income before income taxes	$(109)	$(81)	$(66)	$(86)	$(342)
Income taxes	(28)	(7)	(18)	(24)	(77)
Net income	$(81)	$(74)	$(48)	$(62)	$(265)
Net income attributable to equity holders of the Bank	$(81)	$(74)	$(48)	$(62)	$(265)

Business Segment Review

Changes to operating segments effective November 1, 2014

Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking & Markets. Prior period comparative results have been restated.

For the year ended October 31, 2014 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
Net income	$2,188	$1,673	$1,877	$1,459	$101	$7,298
Adjustments due to re-organization of business lines	1,496	169	(1,877)	211	1	–
Adjusted Net income	$3,684	$1,842	$–	$1,670	$102	$7,298

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,551	$1,349	$267	$2	$3,169
Non-interest income(3)	1,181	726	765	22	2,694
Total revenues	2,732	2,075	1,032	24	5,863
Provision for credit losses	165	285	13	–	463
Non-interest expenses	1,464	1,204	465	64	3,197
Provision for income taxes	288	122	150	(83)	477
Net income	$815	$464	$404	$43	$1,726
Net income attributable to non-controlling interests in subsidiaries	$–	$47	$–	$–	$47
Net income attributable to equity holders of the Bank	$815	$417	$404	$43	$1,679
Average assets ($ billions)	$297	$120	$339	$79	$835
Average liabilities ($ billions)	$213	$89	$238	$245	$785
(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($92) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes net income from investments in associated corporations for Canadian Banking - $15; International Banking - $108 and Other - $(33).

	For the three months ended October 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,532	$1,302	$261	$4	$3,099
Non-interest income(3)	1,156	757	749	(14)	2,648
Total revenues	2,688	2,059	1,010	(10)	5,747
Provision for credit losses	236	336	2	–	574
Non-interest expenses	1,518	1,245	477	121	3,361
Provision for income taxes	229	109	152	(116)	374
Net income	$705	$369	$379	$(15)	$1,438
Net income attributable to non-controlling interests in subsidiaries	$–	$65	$–	$–	$65
Net income attributable to equity holders of the Bank	$705	$304	$379	$(15)	$1,373
Average assets ($ billions)	$295	$117	$317	$78	$807
Average liabilities ($ billions)	$211	$86	$224	$235	$756
(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($101) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes net income from investments in associated corporations for Canadian Banking - $4; International Banking - $93 and Other - $(25).

	For the three months ended January 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,480	$1,256	$260	$9	$3,005
Non-interest income(3)	1,164	729	764	(17)	2,640
Total revenues	2,644	1,985	1,024	(8)	5,645
Provision for credit losses	135	217	4	–	356
Non-interest expenses	1,406	1,169	489	41	3,105
Provision for income taxes	274	120	143	(62)	475
Net income	$829	$479	$388	$13	$1,709
Net income attributable to non-controlling interests in subsidiaries	–	54	–	–	54
Net income attributable to equity holders of the Bank	$829	$425	$388	$13	$1,655
Average assets ($ billions)	$289	$112	$299	$77	$777
Average liabilities ($ billions)	$206	$83	$213	$229	$731
(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($80) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes net income from investments in associated corporations for Canadian Banking - $62; International Banking - $117 and Other - $(44).

Canadian Banking

Q1 2015 vs Q1 2014

Canadian Banking reported net income attributable to equity holders of $815 million, a decrease of $14 million or 2% compared to the same period last year. Adjusting for the prior contribution from CI Financial Corp. (CI) and a change in this year’s effective tax rate, net income attributable to equity holders increased $47 million or 6% compared to the same period last year. Good growth in assets and deposits, an increase in the margin and an increase in non-interest income were partially offset by a higher provision for credit losses and non-interest expenses.

Q1 2015 vs Q4 2014

Adjusting for the notable items in the previous quarter (refer to the Q4 Notable Items table above), the contribution from CI and a change in the effective tax rate, net income attributable to equity holders increased $56 million or 7% from last quarter, mainly due to increased net interest income and non-interest income, lower provision for credit losses and non-interest expenses.

International Banking

Q1 2015 vs Q1 2014

Net income attributable to equity holders was $417 million, a decrease of $8 million or 2% from the same period last year. The quarter’s results reflected strong loan growth, particularly in Latin America. However, offsetting were higher provisions for credit losses in part due to lower benefits from the credit mark on the acquired portfolio in Banco Colpatria and negative changes in the fair value of financial instruments used for foreign currency hedging.

Q1 2015 vs Q4 2014

Quarter over quarter, net income attributable to equity holders increased $113 million or 37%. Adjusting for the impact of certain Q4 2014 notable items (refer to the Q4 Notable Items table above), net income was up $39 million or 10% from last quarter, primarily due to a significant reduction in provisions for credit losses from the previous quarter, when provisions were booked on a small number of accounts in the Caribbean mainly related to the hospitality portfolio.

Global Banking & Markets

Q1 2015 vs Q1 2014

Net income attributable to equity holders was $404 million, an increase of $16 million or 4% from the same period last year, largely driven by the positive impact of foreign currency translation and by the strong results in the equities and foreign exchange businesses. This was partly offset by softer performance in investment banking.

Q1 2015 vs Q4 2014

Quarter-over-quarter net income attributable to equity holders increased $25 million or 7%. Adjusting for the impact of notable items in the prior quarter (refer to the Q4 Notable Items table above), underlying net income was lower by $23 million or 5%, as the positive impact of foreign currency translation and stronger results in equities, fixed income, and foreign exchange were more than offset by market driven declines in investment banking, a reduction in U.S. lending, and lower securities gains in Asia.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $92 million in the first quarter, compared to $80 million in the same period last year and $101 million last quarter.

Q1 2015 vs Q1 2014

Net income attributable to equity holders was $43 million in the quarter, compared to $13 million in the same period last year. The increase was mainly due to higher net gains on investment securities and lower taxes partly offset by higher expenses this quarter.

Q1 2015 vs Q4 2014

Net income attributable to equity holders was $43 million in the first quarter, compared to a net loss of $15 million in the prior quarter. Adjusting for notable items last quarter (refer to the Q4 Notable Items table above), net income decreased slightly by $4 million reflecting higher expenses, partly offset by higher net gains on investment securities.

Shareholder Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2015

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.
Record Date	Payment Date
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28

Annual meeting

The Annual and Special meeting for the fiscal year 2014 is scheduled for April 9, 2015 in Ottawa, Ontario, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at 416-866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on March 3, 2015, at 8.00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 849-1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 3, 2015, to March 18, 2015, by calling (647) 436-0148 or 1-888-203-1112 (North America toll free) and entering the identification code 5289765#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For media enquiries, please contact the Public and Corporate Affairs Department at the above address.
Telephone: (416) 866-6806
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Jake Lawrence
Scotiabank Investor Relations
(416) 866-5712

Sheena Findlay
Scotiabank Corporate Communications
(416) 866-6806